SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                    for the fiscal year ended June 30, 1997

                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                  for the transition period from        to

                        Commission File Number:  1-5318

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            KENNAMETAL THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Kennametal Inc.
                    Route 981 at Westmoreland County Airport
                                 P.O. Box 231
                         Latrobe, Pennsylvania  15650

                                KENNAMETAL INC.
                                  THRIFT PLAN
                                   I N D E X
                                ---------------


Report of Independent Public Accountants

Financial Statements:

    Statements of Net Assets Available for Plan Benefits as of
    June 30, 1997 and 1996

    Statements of Changes in Net Assets Available for Plan Benefits for the years ended June 30, 1997 and 1996

    Notes to Financial Statements

Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment Purposes as of
    June 30, 1997

    Item 27d - Schedule of Reportable Transactions for the year ended June 30, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Board of Directors, Kennametal Inc.:
and to the Kennametal Inc. ERISA Compliance Committee:

We have audited the accompanying statements of net assets available for plan benefits of Kennametal Inc. Thrift Plan (the Plan) as of June 30, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/ ARTHUR ANDERSEN LLP
                                       -----------------------
                                           Arthur Andersen LLP

Pittsburgh, Pennsylvania
December 23, 1997

                          KENNAMETAL INC.
                           THRIFT PLAN
                            (PLAN 002)
        STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       JUNE 30, 1997 AND 1996


            ASSETS                         1997          1996
            ------                     ------------  ------------

Receivables:
  Employer Contributions               $    146,508  $    291,288
  Participant Contributions                 410,565       829,453
                                       ------------  ------------
  Total Receivables                    $    557,073  $  1,120,741
                                       ------------  ------------
General Investments:
  Common/Collective Trusts-Fixed Fund $ 78,332,505 $ 78,721,429 Pooled Separate Accounts -
    Equity and Balanced Funds                     -    54,808,031
Mutual Funds                             78,042,271             -
Kennametal Inc. Common Stock                285,172             -
Participant Loans                           981,817             -
                                       ------------  ------------
  Total General Investments            $157,641,765  $133,529,460
                                       ------------  ------------
NET ASSETS                             $158,198,838  $134,650,201
                                       ============  ============

The accompanying notes are an integral part of these statements.

                         KENNAMETAL INC.
                           THRIFT PLAN
                           (PLAN 002)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
            FOR YEARS ENDED JUNE 30, 1997 AND 1996

                                         1997           1996
                                     ------------   ------------
Contributions:
  Employer                           $  4,216,157   $  3,770,394
  Participant                          12,301,425     10,612,045
                                     ------------   ------------
  Total Contributions                $ 16,517,582   $ 14,382,439
                                     ------------   ------------
Earnings on Investments:
  Net Investment Gain -
    Common/Collective Trusts -
    Fixed Fund                       $  4,866,795   $  4,678,502
  Pooled Separate Accounts -
    Equity and Balanced Funds           5,658,753      8,551,079
  Mutual Funds                          6,424,947              -
  Kennametal Inc. Common Stock             27,895              -
                                     ------------   ------------
  Total Earnings on Investments      $ 16,978,390   $ 13,229,581
                                     ------------   ------------
Expenses:
  Benefit Payments to Participants  ($ 13,455,047) ($  9,620,295)
  Administrative Expenses                (165,308)      (230,542)
                                     ------------   ------------
  Total Expenses                    ($ 13,620,355) ($  9,850,837)
                                     ------------   ------------
Net Change in Plan Assets            $ 19,875,617   $ 17,761,183
                                     ------------   ------------
Transfers to the Plan:
  ATC/Hertel                         $          -   $     68,273
  Retirement Savings Plan               3,673,020              -
                                     ------------   ------------
Total Transfers to the Plan          $  3,673,020   $     68,273
                                     ------------   ------------
NET ASSETS, BEGINNING OF YEAR        $134,650,201   $116,820,745
                                     ------------   ------------
NET ASSETS, END OF YEAR              $158,198,838   $134,650,201
                                     ============   ============

The accompanying notes are an integral part of these statements.

                                KENNAMETAL INC.
                                  THRIFT PLAN
                                  (PLAN 002)
                         NOTES TO FINANCIAL STATEMENTS
                            JUNE 30, 1997 AND 1996


1.    DESCRIPTION OF PLAN:

      The Thrift Plan (the Plan), a defined contribution employee benefit plan, adopted on January 1, 1977, was established to encourage investment and savings for certain salaried and hourly employees of Kennametal Inc. and subsidiaries and provide a method to supplement their retirement income benefits. Participants could elect a contribution rate from 2% to 6% of their earnings, on an after-tax basis, with such contributions made monthly through payroll deductions. Employer contributions were made each month in an amount equal to 50% of participant contributions for the month.

      On April 1, 1985, the Thrift Plan was changed to provide a vehicle for employee savings with an added 401(k) tax-deferred feature. The Plan was amended to allow participants to elect a contribution rate (either before-tax, after-tax, or a combination of both) of 2% - 12% of the employee's base salary. Employer contributions equal 50% of the participant contribution up to a maximum of 3% of the participant's salary. Effective April 27, 1987, the Plan was further amended to provide that investment management, recordkeeping and other administrative fees and expenses of the Plan be paid from assets and income of the Plan.

      During fiscal year ending June 30, 1995, the Company acquired Adaptive Technologies Corporation (ATC). As a result of the acquisition, ATC's 401(k) plan was merged into the Plan during fiscal year ending June 30, 1996.

      Effective as of March 1, 1997, the assets of the Kennametal Inc. Retirement Savings Plan (RSP) were merged into the Plan.

      All eligible employees are entitled to become active participants of the Plan on the first day of the month coinciding with or following the completion of ten (10) days of service. Currently, participants become fully vested in employer contributions on the third anniversary of their employment date. Forfeitures of employer contributions as a result of withdrawals, terminations, etc., reduce the amount of future contributions required by the employer. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the plan by the participants.

      Distributions to participants due to disability, retirement or death are payable in either a lump sum, periodic payments for a period not to exceed ten
(10) years or purchase of an annuity at the participant's election.

      Effective June 2, 1997, a participant may borrow the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over a period not to exceed five years. If the proceeds are used to acquire a participant's principal residence, the repayment period shall be no more than 15 years. The interest rate is determined by the Plan Administrator based on existing market conditions and is fixed over the life of the loan. The interest rate at June 30, 1997, was 9.5%.

2.    ACCOUNTING POLICIES:

      BASIS OF ACCOUNTING -- The accounts of the Plan are maintained on the accrual basis of accounting.

      INVESTMENTS -- Investment transactions are recorded on a trade date basis, and revenues are recorded on an accrual basis of accounting.

      Effective January 27, 1992, PRIMCO Capital Management, Inc. was appointed as an investment manager to manage the assets in the Fixed Income Fund of the Retirement Savings Plan and Thrift Plan. Investment contracts placed by PRIMCO represented investment of combined assets for both the Retirement Savings Plan and the Thrift Plan until the merger as of March 1, 1997. Individual Plan investment contracts (GICs) made prior to PRIMCO's appointment will remain in effect until the scheduled maturity period. Investments of the Fixed Income Fund consist of traditional investment contracts issued by insurance companies, banks and other financial institutions (or corporations), asset-backed investment contracts, synthetic investment contracts, PRIMCO Group Trust and short-term investments.

      A custodial arrangement for the Fixed Income Fund investments of the Retirement Savings Plan and Thrift Plan was established on April 30, 1992. PNC Bank, N.A. (PNC) was appointed as custodian of the custodial arrangement. As custodian, PNC also managed the cash portion of the Plans' Fixed Income Fund. Effective March 1, 1997, Putnam Fiduciary Trust Company was appointed Trustee for the Plan.

      The fair market values of individual investments that represent 5% or more of the Plan's total plan assets as of June 30, 1997 and 1996, were as follows:

                                                   1997             1996
                                             -------------     -------------
Common/Collective Trusts - Fixed Fund        $ 78,332,505      $ 78,721,429

Pooled Separate Accounts -
    Equity and Balanced Funds                           -      $ 54,808,031

Putnam Mutual Funds -
    Voyager                                  $ 57,532,476                 -
    Asset Allocation - Balanced Portfolio    $ 12,132,867                 -

      The Plan's interest in the assets of the common trust is included in the accompanying Statements of Net Assets Available for Plan Benefits. During the fiscal 1997 Plan year, all of the assets of the Retirement Savings Plan were merged into the Plan. Accordingly, there were no assets held by the Retirement Savings Plan as of June 30, 1997.

                                       1997                      1996
                             -----------------------   -----------------------
                                Amount       Percent       Amount      Percent
                             ------------    -------    ------------   -------
Thrift Plan                  $ 78,332,505    100.00%    $ 78,721,429    95.89%
Retirement Savings Plan                 -         -        3,373,189     4.11%
                             ------------   --------    ------------   -------
Total Assets of Common Trust $ 78,332,505    100.00%    $ 82,094,618   100.00%

      Common trust income allocated to the participating plans for the years ended June 30, 1997 and June 30, 1996, were as follows:

Earnings on Investments - Interest                1997               1996
                                              ------------       ------------
Thrift Plan                                   $  4,866,795       $  4,678,502
Retirement Savings Plan (as of March 1, 1997)      140,343            186,930
                                              ------------       ------------
Total Earnings on Investments - Interest      $  5,007,138       $  4,865,432

      Investments of the Equity Fund consisted solely of common stocks whereas the Balanced Fund's investments were a combination of stocks, bonds, cash and convertible securities. Effective March 1, 1997, the investments of the Equity Fund and Balanced Fund were transferred to two mutual funds, the Putnam Voyager Fund and the Putnam Asset Allocation - Balanced Portfolio Fund. These mutual funds, together with the other Putnam mutual funds including Growth and Income, New Opportunities, Asset Allocation - Growth, Asset Allocation - Conservative, and International Growth are reflected in the accompanying Statements of Net Assets Available for Plan Benefits at market value.

      Investments held in the Equity Fund and Balanced Fund are reflected in the accompanying Statements of Net Assets Available for Plan Benefits at market value. Market value, which is equivalent to current value, is the unit valuation of the investments in commingled funds as reported to the Trustee by the Equitable Life Assurance Society of the United States.

      Effective March 1, 1997, Kennametal Inc. common stock was added as an investment option to the Plan. Accordingly, investments in common stock consist solely of Kennametal Inc. common stock and are recorded at market value.

      In September of 1994, the AICPA issued SOP 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans." SOP 94-4 states that fully benefit-responsive investment contracts of defined contribution plans should be accounted for at contract value in the accompanying financial statements. PRIMCO Capital Management, Inc. certified that all the investment contracts held in the Fixed Income Fund are fully benefit-responsive. The difference between the contract value and the fair value of all investment contracts was immaterial.

      USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS -- The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

      PLAN TERMINATION -- Although it has not expressed any intent to do so, Kennametal has the right to terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, the accounts of all participants will become fully vested and non-forfeitable.

      RECLASSIFICATIONS -- Certain prior year balances have been reclassified to conform to the current year presentation.

3.    QUALIFICATION OF PLAN:

      The Plan has been determined by the Internal Revenue Service to be qualified under the Internal Revenue Code. The Internal Revenue Service issued a favorable determination on April 23, 1996. Plans which are qualified under regulations of the Internal Revenue Service are not subject to federal income taxes.

4.    KENNAMETAL THRIFT PLAN ADMINISTRATION:

      Kennametal Inc. served as Trustee of the Plan. Effective March 1, 1997, Putnam Fiduciary Trust Company was appointed the Trustee of the Plan.

      Benefit Services Corporation, a firm providing defined contribution administration services, served as recordkeeper for the Plan. Effective March 1, 1997, Putnam Investments was appointed as the recordkeeper for the Plan.

      PRIMCO Capital Management, Inc., serves as the investment manager for the Fixed Income Fund. Putnam Fiduciary Trust Company serves as custodian for the Plan.

      The Equitable Life Assurance Society of the United States served as the investment manager and custodian for the Equity Fund and Balanced Fund through February 28, 1997. During Fiscal Year 1993, the business of Equitable Capital Management Corporation, a wholly owned subsidiary of Equitable Life, was transferred to Alliance Capital Management L.P., a partially owned indirect subsidiary of Equitable Life. Effective March 1, 1997, the investments held in the Equity Fund and the Balanced Fund were transferred to certain mutual funds of Putnam Investments (see note 2). Accordingly, Putnam Fiduciary Trust Company was appointed the investment manager and the custodian.

5.    BENEFIT PAYABLE:

      As of June 30, 1996, the Plan was liable for participant benefits due but unpaid in the amount of $2,102,139. Additionally, the Plan has an operating payable of ($56) for 1996. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Plan Benefits in accordance with generally accepted accounting principles. The benefit payable of $2,102,139 is included in the total benefit payments in the accompanying Statements of Changes in Net Assets Available for Plan Benefits for the year end June 30, 1997.

6.    Schedule of Assets Held for Investment Purposes:

            See attached schedules.


7.    Schedule of Reportable Transactions:


            See attached schedules.

8.    Change in Assets Available for Plan Benefits by Investment Fund:


                    KENNAMETAL THRIFT PLAN - (002)
       CHANGE IN ASSETS AVAILABLE FOR PLAN BENEFITS AS OF 06/30/97
                         BY INVESTMENT FUND
                           EIN 25-0900168

                            Alliance        Alliance
                             Equity         Balanced        Primco
                              Fund            Fund           Fund
                           -----------     ----------     -----------
Net Assets at
  Beginning of Year        $47,290,863     $9,573,308     $77,786,030

Contributions                4,598,962      1,007,830       4,995,457

Earnings on Investments      4,847,699        811,054       4,752,078
  Payments                  (3,082,379)      (545,508)     (9,226,491)

Administrative Fees            (20,058)        (4,103)       (134,035)

Loan Issues                          -              -        (501,990)

Transfer From RSP                    -              -       3,673,020

Transfer Between
  Funds                    (53,635,087)   (10,842,581)     (3,011,564)
                           -----------    -----------     -----------
Net Assets at
  End of Year              $         -    $         -     $78,332,505
                           ===========    ===========     ===========

                                                        PUTNAM INVESTMENT FUNDS

                                      Growth       New                          Inter-      KMT              Contri-
                                       and        Oppor-             Conser-   national    Common            bution
                Voyager    Balanced   Income     tunities   Growth   vative     Growth     Stock     Loan   Receivable   Totals
              ----------- ----------- ------- ------------- -------  -------  ---------- --------- -------- ---------- ----------
Net Assets at
  Beginning
  of Year     $         - $         - $        - $        - $      - $      - $        - $      -  $      - $      - $134,650,201

Contributions   1,556,438     447,324    886,718  1,344,785  386,427  210,313    298,905  226,902       448  557,073   16,517,582

Earnings on
  Investments   5,297,253     899,219     70,204    184,549   30,621   14,673     42,592   28,448         -        -   16,978,390

Benefit
  Payments       (476,417)    (79,638)    (8,723)   (15,639)  (8,885)  (5,206)    (1,996)  (3,948)     (217)       -  (13,455,047)

Administrative
  Fees             (5,869)     (1,130)       (27)       (41)     (10)      (6)       (16)     (13)        -        -     (165,308)

Loan Issues      (390,306)    (52,439)    (7,792)   (14,740)  (3,791)  (2,438)    (4,723)  (3,367)  981,586        -            -

Transfer
  From RSP              -           -          -          -        -        -          -        -         -        -    3,673,020

Transfer Be-
  tween Funds  51,551,377  10,919,531  1,606,732  1,548,535  340,113  522,276    963,518   37,150         -        -            -
              ----------- ----------- ---------- ---------- -------- -------- ---------- --------  -------- -------- ------------
Net Assets at
  End of Year $57,532,476 $12,132,867 $2,547,112 $3,047,449 $744,475 $739,612 $1,298,280 $285,172  $981,817 $557,073 $158,198,838
              =========== =========== ========== ========== ======== ======== ========== ========  ======== ======== ============
</TABLE


                        KENNAMETAL THRIFT PLAN - (002)
            CHANGE IN ASSETS AVAILABLE FOR PLAN BENEFITS AS OF 06/30/96
                             BY INVESTMENT FUND
                               EIN 25-0900168

                          Alliance      Alliance      Primco
                        Equity Fund  Balanced Fund     Fund         Totals
                        -----------  -------------  -----------  ------------
Net Assets at
   Beginning of Year    $30,746,840   $7,265,236    $78,808,669  $116,820,745

Contributions             5,374,210    1,321,038      7,687,191    14,382,439

Earnings on Investments   7,511,068    1,040,011      4,678,502    13,229,581

Benefit Payments         (2,082,222)    (500,900)    (7,037,173)   (9,620,295)

Administrative Fees         (30,570)      (6,761)      (193,211)     (230,542)

Transfer From
   Other Plans               51,080       13,740          3,453        68,273

Transfer Between Funds    5,720,457      440,944     (6,161,401)            -
                        -----------   ----------    -----------  ------------
Net Assets at
End of Year             $47,290,863   $9,573,308    $77,786,030  $134,650,201
                        ===========   ==========    ===========  ============




                                         Statement of Assets
                          Kennametal Inc. Retirement Savings and Thrift Plans
                       Item 27a Schedule of Assets Held for Investment Purposes

EIN -  25-0900168
Note:  Cost = Market
June 30, 1997
                             Contract                Years to                       Market/
Issuer                        Number    Maturity     Maturity  Duration  Yield  Current Value
------                       -------   ----------   --------- ---------- -----  ---------------
Security Backed Investments
---------------------------
PRIMCO GROUP TRUST

Bankers Trust (Del) BASIC    97-883THT  Jun-29-00     3.00       3.00    6.81%   $ 8,337,007
Transamerica Life & Annuity  76543      Nov-15-04     7.38       4.00    6.28      6,194,613

                                                                 3.43    6.58%   $14,531,620

SEPARATE ACCOUNT CONTRACTS

Allstate Life Ins. Co.       31007      Feb-18-02     4.64       2.50    5.93%   $ 2,193,770
John Hancock Mutual Life     7562       May-01-07     9.83       3.50    7.52      4,261,484
Mass Mutual Life Ins. Co.    10480      Jul-05-02     5.01       2.58    6.30      4,276,505
Metropolitan Life Ins Co.    13708      Jan-02-01     3.51       2.51    6.60      6,994,976
New York Life Ins. Co.       20032-18D  Aug-31-98     1.25       0.44    5.28      2,202,425

                                                                 2.50    6.51%   $19,929,160

SYNTHETICS

Bankers Trust (Del) BASIC    92-472     Jul-15-97     0.04       0.04    6.20%   $   123,847
Caisse des Depots (CDC)      220-01     Dec-31-99     2.50       1.80    6.19        636,501
Peoples Security Life        00028TR    Mar-30-07     9.75       1.88    6.61     11,319,653

                                                                 1.86    6.59%   $12,080,001


Sub-Total                                                        2.69    6.55%   $46,540,781

INVESTMENT CONTRACTS

FIXED RATE & FIXED TERM

Canada Life Assurance Co.    45798      Jan-04-99     1.51       1.19    5.36%   $ 4,096,707
John Hancock Mutual Life     6258       Jul-01-97        -          -    7.34      2,506,036
John Hancock Mutual Life     6406       Jul-17-97     0.05       0.05    6.49      1,335,320
Metropolitan Life Ins Co.    13678      Feb-01-99     1.59       1.47    5.55      5,903,992
Metropolitan Life Ins Co.    13852      Oct-01-99     2.25       2.17    7.55      2,439,586
New York Life Ins. Co.       30334      Apr-03-00     2.76       2.05    6.45      3,170,174
Sun Life Ass. Canada(US)     S-0892-G   Oct-01-98     1.25       1.09    5.05      4,780,743

                                                                 1.26    5.98%   $24,232,558


Sub-Total                                                        1.26    5.98%   $24,232,558

CASH & EQUIVALENTS

Putnam                       522619     Jul-01-97        -          -    5.76%    $7,605,159

Sub-Total                                                           -            $78,378,498

Other                                                                                (45,993)
                                                                                 -----------
TOTAL PORTFOLIO                                                                  $78,332,505
                                                                                 ===========

                                      KENNAMETAL INC.
                                       THRIFT PLAN
                                      EIN 25-0900168

        Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        NET ASSETS AT JUNE 30, 1997

    SHARES                       FUND                          MARKET VALUE     COST
-------------  ----------------------------------------------  ------------  -----------
  123,526.322  The Putnam Fund for Growth and Income            $ 2,547,112  $ 2,484,024
3,205,151.828  Putnam Voyager Fund                               57,532,476   52,503,379
   68,528.211  Putnam New Opportunities Fund                      3,047,449    2,868,979
   58,898.425  Putnam Asset Allocation - Growth Portfolio           744,475      714,712
1,050,464.638  Putnam Asset Allocation - Balanced Portfolio      12,132,867   11,381,983
   72,796.443  Putnam Asset Allocation - Conservative Portfolio     739,612      729,467
   73,838.987  Putnam International Growth Fund                   1,298,280    1,256,801
            -  Loan Fund                                            981,817      981,817
    6,631.902  Company Stock                                        285,172      258,110
                                                                -----------  ------------
                                                                $79,309,260  $73,179,272

                                        KENNAMETAL INC.
                                         THRIFT PLAN
                                     EIN 25-0900168 PN002

                        Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                              FOR THE YEAR ENDED JUNE 30, 1997

                                          PURCHASES

                                               Cost at      Market Value
                                             Acquisition   at Transition      Net Gain
   Date            Description                  Date             Date         or (Loss)
   ----            -----------               -----------   --------------   ------------
Various   Alliance Capital Management Corp.  $12,747,464     $12,747,464     $         -
          Contract-3862
          (Pooled Separate Accts.)

Various   Trust for US Treasury Obligations  $19,054,208     $19,054,208     $         -
          Federated Fund #59

Various   Putnam Voyager Fund                $52,943,942     $52,943,942     $         -

Various   Putnam Asset Allocation -
          Balanced Portfolio                 $11,034,969     $11,034,969     $         -

                                            SALES

                                               Cost at      Market Value
                                             Acquisition   at Transition      Net Gain
   Date            Description                  Date             Date         or (Loss)
   ----            -----------               -----------   --------------   ------------
Various   Alliance Capital Management Corp.  $40,097,267     $67,555,495     $27,458,228
          Contract-3862
          (Pooled Separate Accts.)

Various   Trust for US Treasury Obligations  $22,185,003     $22,185,003     $         -
          Federated Fund #59


                                  SIGNATURES

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Unity Township, Westmoreland County, Commonwealth of Pennsylvania.

                                        KENNAMETAL THRIFT PLAN

                                        By:  Kennametal Inc., Trustee



                                        By:  /s/ AMY DOVERSPIKE
                                             ------------------
                                               Amy Doverspike
                                             Plan Administrator